11021554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 48324

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Olstein Capital Management, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik K. Olstein — 914-269-6100
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Olstein Capital Management, L.P.
(A Limited Partnership)

Report on Statement of Financial Condition

Year Ended December 31, 2010

OLSTEIN CAPITAL MANAGEMENT, L.P.

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Partners
Olstein Capital Management, L.P.

We have audited the accompanying statement of financial condition of Olstein Capital Management, L.P. (A Limited Partnership) as of December 31, 2010. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Olstein Capital Management, L.P. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Roseland, New Jersey
February 25, 2011

OLSTEIN CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	2,386,372
Receivable from The Olstein Funds, net		1,648,241
Equipment and improvements, net of accumulated depreciation and amortization of $751,056		107,962
Other assets		86,951
Total	$	4,229,526

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accrued expenses	$	703,089
Distributions payable to limited partners		5,000
Total liabilities		708,089
Partners' capital		3,521,437
Total	$	4,229,526

See Notes to Statement of Financial Condition.

OLSTEIN CAPITAL MANAGEMENT, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

Olstein Capital Management, L.P. (the "Partnership") was formed on June 13, 1994 as a New York limited partnership. Effective September 18, 1995, the Partnership commenced operations as a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not handle customer funds.

In addition, the Partnership is a registered investment advisor and has organized a Delaware Investment Trust, known as The Olstein Funds (the "Olstein Funds"), as an open-end investment company or "mutual fund" that has a series of investment portfolios. The Partnership is the manager of, and the advisor to, The Olstein Funds. As of December 31, 2010, the Partnership was managing both of the Olstein Funds' portfolios, equity funds known as The Olstein All Cap Value Fund (the "All Cap Fund") and The Olstein Strategic Opportunities Fund (the "Opportunities Fund") (hereinafter, the "Olstein Funds, All Cap Fund and Opportunities Fund" are collectively referred to as the "Funds"). The Partnership may also provide investment advisory services to other parties. Sales of the shares of the Olstein Funds are primarily executed by third party broker dealers.

The term of the Partnership expires on May 25, 2094 unless the general partner elects to extend the term.

Note 2 - Significant accounting policies:

Cash equivalents:

Cash equivalents are highly liquid investments with a maturity of three months or less when acquired.

Fees:

Management and investment advisory and Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Equipment and improvements:

Equipment and improvements are stated at cost. Equipment of $610,655 is depreciated using accelerated methods over estimated useful lives of three to five years. Improvements of $248,363 are amortized using the straight-line method over the life of the lease.

OLSTEIN CAPITAL MANAGEMENT, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (concluded):

Advertising costs:

The Partnership expenses the cost of advertising and marketing as incurred.

Income taxes:

The Partnership's income is not subject to income taxes; its income is allocated to the individual partners for tax reporting purposes.

The Partnership's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events:

The Partnership has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

Note 3 - Related party transactions:

Transactions with the Funds:

Pursuant to the Investment Management Agreement between the Partnership and the Funds, the Partnership will receive annual investment management fees for management and investment advisory services equal to 1% of the daily average net assets of the Funds, payable monthly, subject to statutory limitations, if any. This agreement may be canceled by either party upon sixty days' written notice.

Pursuant to the Distribution Plan adopted by the Funds and rule 12b-1 under the Investment Company Act of 1940, the Partnership will receive annual fees of up to 1% of the daily average net assets of the Funds, payable quarterly, for expenses incurred in the promotion and distribution of the shares of the Funds and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days' written notice.

The Partnership's net receivable from the Funds as of December 31, 2010 is comprised of amounts due or payable for the following:

Management and investment advisory fees	$ 543,575
Rule 12b-1 fees	1,104,666
Total	$1,648,241

OLSTEIN CAPITAL MANAGEMENT, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 4 - Partners' capital and distributions:

Effective January 1, 2009, at the end of each fiscal year the Partnership's profits are allocated to the limited partners at a fixed amount of $5,000 annually.

Subject to certain restrictions as provided in the Partnership Agreement, each limited partner's share of the Partnership's profits, determined as explained above, will be distributed to the partner annually on or before March 31 of the following year. All remaining profits are allocated to the general partner.

All losses of the Partnership are allocated first to the general partner to the extent of its capital account and then proportionately to the limited partners to the extent of their capital accounts, with all remaining losses allocated to the general partner.

The Partnership Agreement provides the limited partners with a significantly limited ability to redeem their interest in the Partnership to the general partner or the remaining limited partners at a price set forth in the Partnership Agreement. As of December 31, 2010, no redemption requests had been received by the Partnership.

Effective January 1, 2007, based on the Amended and Restated Partnership Agreement, the general partner has the annual right to call all of the limited partners' interests in the Partnership at a price set forth in the Partnership Agreement.

The general partner may make capital withdrawals at any time provided that the general partner's remaining capital exceeds $125,000.

Notwithstanding the above, no capital of any partner may be withdrawn, redeemed or distributed if, after giving effect thereto, the Partnership does not meet the minimum capital requirements provided for by the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

Note 5 - Net capital requirement:

The Partnership is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Partnership had net capital of $2,749,583 which was $2,702,377 in excess of its required net capital of $47,206. The Partnership's net capital ratio was .26 to 1.

OLSTEIN CAPITAL MANAGEMENT, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 6 - Financial instruments with off-balance-sheet risk and concentration of credit risk:

The Partnership maintains cash and other deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. At December 31, 2010, the Partnership had cash deposits and cash equivalent balances that exceeded applicable insurance limits by approximately $2,343,000. The Partnership reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 7 - Commitments and contingencies:

Lease commitments:

The Partnership leases the premises in which it conducts its operations under a noncancelable operating lease that expires in May 2012. The lease requires, among other things, the payment of minimum annual rentals and certain of the real estate taxes and insurance, maintenance and other operating expenses related to the properties. Minimum annual rental payments, which total $442,000, are payable $312,000 in 2011 and $130,000 in 2012.

During October 2010, the Partnership entered into an agreement with its landlord, whereby the Partnership's currently existing lease term will be modified to extend for seven years from the date certain improvements to the premises are substantially completed. Annual fixed rent payments will range from approximately $273,000 to $315,000 over the extended seven year period. At December 31, 2010, the improvements had not yet been completed.

Indemnifications:

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or the Funds. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

OLSTEIN CAPITAL MANAGEMENT, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 7 - Commitments and contingencies (concluded):

Indemnifications (concluded):

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Partnership may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 8 - Profit sharing plan:

The Partnership sponsors a defined contribution 401(k) pension and profit sharing plan whereby its eligible employees can defer a portion of their income for income tax purposes through contributions to the plan. Effective January 1, 2009, the Partnership may make discretionary matching contributions to the plan based primarily on specified percentages of the contributions made by the employees. The Partnership may make additional contributions to the plan on a discretionary basis.